UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Parsley Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

701877 102

(CUSIP Number)

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701877 102

1	Name of Reporting Person Bryan Sheffield
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 31,328,310(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 31,147,488(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,328,310(1)(2)
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%(3)
14	Type of Reporting Person IN

(1)

Consists of (i) 8,350,412 shares of Class A common stock and 19,515,517 shares of Class B common stock held by Mr. Sheffield, (ii) 352,521 shares of Class A common stock and 371,249 shares of Class B common stock held by Mr. Sheffield’s spouse, (iii) 948,043 shares of Class A common stock and 998,406 shares of Class B common stock held by the Bryan S. Sheffield Spousal Lifetime Access Trust, for which Mr. Sheffield serves as the investment trustee, (iv) 297,761 shares of Class A common stock and 313,579 shares of Class B common stock held by the Sharoll M. Sheffield 2012 Irrevocable Trust, for which Mr. Sheffield’s spouse serves as the investment trustee, and (v) for purposes of voting power only, (A) 120,548 performance-based restricted shares of Class A common stock and (B) 60,274 time-based restricted shares of Class A common stock.

(2)	Shares of the Parsley’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.
(3)	Based on 412,864,527 aggregate shares of Class A common stock and Class B common stock issued and outstanding at the close of business on October 16, 2020.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Class A common stock, par value $0.01 per share (“Class A common stock”), and the Class B common stock, par value $0.01 per share (“Class B common stock” and, together with the Class A common stock, the “Parsley common stock”), of Parsley Energy, Inc., a Delaware corporation ( “Parsley”). The principal executive offices of Parsley are located at 303 Colorado Street, Austin, Texas 78701.

Item 2.	Identity and Background.

a.	This Schedule 13D is being filed by Bryan Sheffield (the “Reporting Person”).

b.	The principal business address of the Reporting Person is:

c/o Parsley Energy, Inc.

303 Colorado Street

Austin, TX 78701

c.	The Reporting Person’s occupation is Executive Chairman of Parsley and Chairman of the board of directors of Parsley.

d. - e.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 herein, concurrently with the execution of the Agreement and Plan of Merger, dated as of October 20, 2020 (the “Merger Agreement”), by and among Parsley, Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), Pearl First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pioneer (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pioneer (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pioneer (“Opco Merger Sub LLC”), and Parsley Energy, LLC, a Delaware limited liability company (“Opco LLC”), the Reporting Person entered into a Voting and Support Agreement with Pioneer (the “Voting Agreement”), pursuant to which, among other things and subject to the terms and conditions therein, the Reporting Person agreed to vote his shares (i) in favor of the matters to be submitted to Parsley’s stockholders in connection with the Mergers (as defined in Item 4 herein) and (ii) against specific actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the transactions contemplated by the Mergers, subject to the terms and conditions set forth in the Voting Agreement.

The shares of Parsley common stock to which this Schedule 13D relate have not been purchased by Pioneer, and thus no funds have been used for such purpose. Other than the consideration to be paid by Pioneer pursuant to the Merger Agreement at or following the completion of the Mergers in accordance with the terms and conditions of the Merger Agreement, Pioneer has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated herein by reference.

The Reporting Person initially acquired shares of Class A common stock and Class B common stock in connection with Parsley’s initial public offering (“IPO”) and in connection with his employment as President and Chief Executive Officer of Parsley and later as Executive Chairman of Parsley.

Item 4.	Purpose of Transaction.

Merger Agreement

On the terms and subject to the conditions set forth in the Merger Agreement, among other things, (i) Merger Sub Inc. will merge with and into Parsley (the “First Parsley Merger”), with Parsley continuing as the surviving corporation (the “Surviving Corporation”), (ii) simultaneously with the First Parsley Merger, Opco Merger Sub LLC will merge with and into Opco LLC (the “Opco Merger”), with Opco LLC continuing as the surviving company, and (iii) immediately following the First Parsley Merger and the Opco Merger, the Surviving Corporation will merge with and into Merger Sub LLC (together with the First Parsley Merger, the “Integrated Mergers” and, the Integrated Mergers together with the Opco Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity and a wholly-owned subsidiary of Pioneer. Under the terms of the Merger Agreement, Pioneer will acquire all of the outstanding shares of Parsley common stock in an all-stock transaction valued at approximately $4.5 billion as of October 19, 2020, and Parsley shareholders will receive a fixed exchange ratio of 0.1252 shares of Pioneer common stock for each share of Parsley common stock owned.

The Merger Agreement has been attached as Exhibit A to this Schedule 13D to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Parsley, Pioneer, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC or Opco LLC or to modify or supplement any factual disclosures about Parsley in its public reports filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”). In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Parsley, Pioneer, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC or Opco LLC.

Voting Agreement

As an inducement to Pioneer entering into the Merger Agreement, the Reporting Person entered into the Voting Agreement, pursuant to which the Reporting Person generally agreed, among other things and subject to certain restrictions, (i) not to transfer any of the 10,129,559 shares of Class A common stock, 21,198,751 shares of Class B commons stock and 21,198,751 PE Units (as defined in Item 6 herein) of which the Reporting Person is the beneficial owner within the meaning of Rule 13d-3 under the Act, (such shares of Class A common stock, Class B common stock and PE Units, the “Covered Securities”); (ii) not to deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy (except as otherwise provided in the Voting Agreement) or power of attorney with respect thereto; (iii) that any additional shares of Class A common stock, Class B common stock or PE Units that the Reporting Person purchases or otherwise acquires or with respect to which the Reporting Person otherwise acquires voting power after the execution of the Voting Agreement and prior to the earlier of the termination of the Voting Agreement and the Effective Time (as defined in the Merger Agreement) shall be subject to the terms and conditions of the Voting Agreement to the same extent as if they constituted the Covered Securities; (iv) that, prior to the earlier of the termination of the Voting Agreement and the Effective Time, the Reporting Person shall cause all Covered Securities to be voted in favor of adoption of the Merger Agreement and against any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement, among other things. Under the terms of the Merger Agreement, the Reporting Person irrevocably appointed as its proxy and attorney-in-fact, Pioneer, the executive officers of Pioneer and any person designated in writing by Pioneer to consent to or vote the Covered Securities as set forth in the Voting Agreement. The Voting Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

As of the date hereof, Pioneer does not own any shares of Parsley common stock. However, because of Mr. Sheffield’s obligations under the Voting Agreement pursuant to which he granted a proxy to vote his shares to Pioneer, Pioneer may be deemed to have shared voting power over such shares. Thus, for purposes of Rule 13d-3 promulgated under the Act, Pioneer may be deemed to be the beneficial owner of certain shares of Parsley common stock. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that Pioneer is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Parsley common stock referred to herein.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the transactions contemplated by the Merger Agreement, (ii) the cessation of each existing Parsley director’s role as a director of Parsley, (iii) material changes in the capitalization, dividend policy, corporate structure and organizational documents of Parsley, (iv) the termination of Parsley’s listing on the New York Stock Exchange and (v) the termination of the Class A common stock’s registration under the Exchange Act. Except for the transactions contemplated by the Merger Agreement, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, copies of which are filed hereto as Exhibit A and Exhibit B, respectively, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

a. – b.	The response of the Reporting Person to rows 7 through 13 (including the footnotes) on the cover page of this Schedule 13D are incorporated by reference herein.

c.	Except as described in this Schedule 13D, there have been no transactions in shares of Parsley common stock by the Reporting Person during the past sixty (60) days.

d.

The securities reported in rows 8 and 10 on the cover page of this Schedule 13D consist of (i) 352,521 shares of Class A common stock and 371,249 shares of Class B common stock held by Mr. Sheffield’s spouse and (ii) 297,761 shares of Class A common stock and 313,579 shares of Class B common stock held by the Sharoll M. Sheffield 2012 Irrevocable Trust, for which Mr. Sheffield’s spouse serves as the investment trustee.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Merger Agreement and the Voting Agreement in Item 4 are hereby incorporated into this Item 6 by reference. Each of (i) the copy of the Merger Agreement included as Exhibit A and (ii) the copy of the Voting Agreement included as Exhibit B is incorporated by reference herein.

Parsley, the Reporting Person and certain other members of Opco LLC are party to a Tax Receivable Agreement, dated as of May 29, 2014 (the “TRA” and such parties entitled to payment under the TRA, the “TRA Holders”), which was entered into in connection with the IPO. Under the terms of the TRA, a change of control (as defined under the TRA, which includes certain mergers and business combinations, including the First Parsley Merger) will result in a lump-sum payment equal to the present value of hypothetical future payments that could be required to be paid under the TRA (determined by applying a discount rate of one-year LIBOR plus 3%) (the “Termination Payments”). In connection with the execution and delivery of the Merger Agreement, Parsley, the Reporting Person, and certain other parties to the TRA entered into a Tax Receivable Agreement Amendment (the “TRA Amendment”), pursuant to which such parties agree to terminate the TRA, immediately after the Effective Time, on the terms set forth in the TRA Amendment. In connection with the termination of the TRA, Parsley will pay the Termination Payments in an amount calculated in a manner consistent with the methodology specified in the TRA Amendment, which methodology is consistent with Parsley’s historical methodology for calculating potential liabilities (including the estimated termination payment that would be due in connection with a change of control) under the TRA reported in its filings with the SEC. In the event the Merger Agreement is terminated, the TRA Amendment will no longer be of any force and effect. Copies of the TRA and the TRA Amendment are included herein as Exhibit C and D, respectively, and are incorporated by reference herein.

Parsley is a holding company and is the sole managing member of Opco LLC. The Reporting Person is a member of OpCo LLC and accordingly holds membership interests in Opco LLC (“PE Units”). Pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of Opco LLC, dated July 22, 2019 (the “Opco LLC Agreement”), holders of PE Units (other than Parsley, and including the Reporting Person) generally have the right to exchange their PE Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications), or, if either Parsley or Opco LLC so elects, cash. A copy of the Opco LLC Agreement is included herein as Exhibit E and is incorporated by reference herein.

Also, in connection with the IPO, Parsley, the Reporting Person and other holders of PE Units entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement contains provisions by which Parsley agreed to register under the federal securities laws the sale of shares of Class A common stock by such holders of PE Units or certain of their affiliates. A copy of the Registration Rights Agreement is included herein as Exhibit F and is incorporated by reference herein.

With respect to the Reporting Person’s beneficial ownership of the securities of Parsley set forth in to rows 7 through 13 on the cover page of this Schedule 13D, (i) 8,192,037 shares of Class A common stock and 15,213,784 shares of Class B common stock held by Mr. Sheffield are pledged to secure a bank loan.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Parsley common stock.

Item 7.	Material to be Filed as Exhibits.

A.

Agreement and Plan of Merger, dated as of October 20 2020, among Pioneer, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC, Opco LLC and Parsley (incorporated by reference to Exhibit 2.1 to Parsley’s Current Report on Form 8-K (File No. 001-36463) filed with the SEC on October 21, 2020).

B.

Voting and Support Agreement, dated as of October 20, 2020, by and between Pioneer and the Reporting Person (incorporated by reference to Exhibit 10.2 to Pioneer’s Current Report on Form 8-K (File No. 001-13245) filed with the SEC on October 21, 2020).

C.

Tax Receivable Agreement, dated as of May 29, 2014, by and among, certain members of Opco LLC and the Reporting Persion (incorporated by reference to Exhibit 10.2 to Parsley’s Current Report on Form 8-K, File No. 001-36463, filed with the SEC on June 4, 2014).

D.

Tax Receivable Agreement Amendment, dated October 20, 2020 by and among Parsley, the Reporting Person, Matt Gallagher, Ryan Dalton, Michael Hinson and Paul Treadwell (incorporated by reference to Exhibit 10.1 to Parsley’s Current Report on Form 8-K (File No. 001-36463) filed with the SEC on October 21, 2020).

E.

Fourth Amended and Restated Limited Liability Company Agreement of Opco LLC, dated July 22, 2019 (incorporated by reference to Exhibit 10.1 to Parsley’s Current Report on Form 8-K, File No. 001-36463, filed with the SEC on July 25, 2019).

F.

Second Amended and Restated Registration Rights Agreement, dated as of April 20, 2017, by and among Opco LLC, Parsley and each of the parties listed as Owners on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Parsley’s Current Report on Form 8-K, File No. 001-36463, filed with the SEC on April 20, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2020	By:	/s/ Bryan Sheffield
Name: Bryan Sheffield